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                                                                      EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(all amounts except ratios are shown in millions)

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                      2004     2003     2002      2001    2000
                                                     ------   ------   -------   ------   -----
Income (loss) from continuing operations before
  income taxes and minority interest...............  $162.3   $(42.7)  $(132.5)  $(14.2)  $26.3
Less: Equity in earnings of 50%-or-less owned
  companies........................................    (4.5)    (1.1)     (0.5)     0.2      --
Add: Fixed charges net of capitalized interest.....    39.8     41.1      39.7     35.1    43.7
Add: Amortization expense of previously capitalized
  interest.........................................     1.4      1.3       1.1      0.4     0.1
                                                     ------   ------   -------   ------   -----
Total earnings.....................................   199.0     (1.4)    (92.2)    21.5    70.1
Fixed charges......................................    39.8     41.5      42.3     40.0    45.5
Ratio of earnings to fixed charges.................     5.0       (a)       (a)      (a)    1.5

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(a) -- Earnings were inadequate to cover fixed charges by $42.9 million, $134.5 million, and $18.5 million in 2003, 2002 and 2001, respectively.